EXHIBIT 99.1

                               NOTEHOLDERS REPORT

                        CRUSADE GLOBAL TRUST NO.1 OF 2002

                      COUPON PERIOD ENDING 20 NOVEMBER 2003


--------------------------------------------------------------------------------------------------------------------
USD NOTES
---------
                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL     CHARGE
                              (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)  OFFS (AUD)
                         --------------     -----------   -----------   ---------------  --------------  ----------

CLASS A NOTES            454,443,292.85      51.641283%     1.29000%      1,702,466.84   61,977,385.51      0.00
--------------------------------------------------------------------------------------------------------------------


                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL     CHARGE
                              (AUD)         BOND FACTOR   COUPON RATE        (AUD)       PAYMENTS (AUD)  OFFS (AUD)
                         --------------     -----------   -----------   ---------------  --------------  ----------

CLASS B NOTES             28,395,000.00     100.000000%     5.34720%        382,704.23            0.00      0.00
CLASS C NOTES             11,900,000.00     100.000000%     5.57720%        167,285.44            0.00      0.00
--------------------------------------------------------------------------------------------------------------------



                                                                    31 OCT 03
POOL SUMMARY                                                            AUD
------------                                                    ---------------
Outstanding Balance - Variable Rate Housing Loans                   725,939,648
Outstanding Balance - Fixed Rate Loans                              197,575,466
Number of Loans                                                           7,690
Weighted Average Current LVR                                             61.29%
Average Loan Size                                                       120,093
Weighted Average Seasoning                                              38 mths
Weighted Average Term to Maturity                                      259 mths

PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                           ---------------
Scheduled Principal Payments                                       7,484,653.42
Unscheduled Principal Payments                                   120,920,185.67
Redraws                                                            8,060,401.20

Principal Collections                                            120,344,437.89

TOTAL AVAILABLE PRINCIPAL                                               AUD
-------------------------                                       ---------------
Principal Collections                                            120,344,437.89
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                        120,344,437.89

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                            120,344,437.89
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                   AUD
---------------------                                           ---------------
Available Income                                                  18,143,232.13
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             18,143,232.13

REDRAW & LIQUIDITY FACILITIES                                           AUD
-----------------------------                                   ---------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00


CPR
---                                       AUG-03        SEP-03        OCT-03
                       1 MTH CPR          34.01%        37.02%        39.54%


ARREARS
-------
                            % OF POOL
                          (BY BALANCE)
31 - 59 DAYS                  0.56%
60 - 89 DAYS                  0.16%
90+ DAYS                      0.19%
DEFAULTS                       Nil
LOSSES                         Nil